EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION (FEDEX EXPRESS)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 29, 2004	February 28, 2003	Year Ended May 31,
			2003	2002	2001	2000	1999

Earnings:
Income before income taxes	$168	$420	$689	$703	$786	$843	$771
Add back:
Interest expense, net of capitalized interest	43	42	57	74	75	82	91
Amortization of debt issuance costs	—	—	—	1	1	1	9
Portion of rent expense representative of interest factor	435	452	599	594	563	575	535
Earnings as adjusted	$646	$914	$1,345	$1,372	$1,425	$1,501	$1,406

Fixed Charges:
Interest expense, net of capitalized interest	$43	$42	$57	$74	$75	$82	$91
Capitalized interest	6	12	13	23	23	30	35
Amortization of debt issuance costs	—	—	—	1	1	1	9
Portion of rent expense representative of interest factor	435	452	599	594	563	575	535
	$484	$506	$669	$692	$662	$688	$670

Ratio of Earnings to Fixed Charges	1.3	1.8	2.0	2.0	2.2	2.2	2.1